                         SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

       ------------------------------------------------------------------


                                   FORM 11-K



(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the plan year ended December 31, 1997


                                      OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to


Commission File No. 1-11463

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         THE PROMUS HOTEL CORPORATION
                         EMPLOYEE STOCK OWNERSHIP PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Promus Hotel Corporation
                              755 Crossover Lane
                          Memphis, Tennessee  38117

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Trustees of The Promus Hotel Corporation
  Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall
financial statement presentation.   We believe that our audits provide a
reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Promus Hotel Corporation Employee Stock Ownership Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the year ended December 31, 1997 (Exhibit I) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

As further discussed in Note 4 to the financial statements, the Board of Directors of the Promus Hotel Corporation elected to terminate the Plan. Plan assets were distributed in 1997 in accordance with the Plan document.


                                            ARTHUR ANDERSEN LLP

Memphis, Tennessee,
June 10, 1998.

               THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                AS OF DECEMBER 31


                                                     1997                    1996
                                                  ----------              ----------
Net assets available for plan benefits

Investments at fair value:
  Promus Hotel Corporation Pooled Stock Fund      $     -                 $1,854,293
                                                  ----------              ----------
                                                  ----------              ----------

    The accompanying notes to financial statements are an integral part of these statements.

              THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        FOR THE YEARS ENDED DECEMBER 31


                                                              1997                     1996
                                                              ----                     ----
Additions to net assets attributed to:

  Transfers from prior plan                                 $    8,896               $1,493,096
  Net appreciation in fair value of investments                806,759                  475,338
                                                            ----------               ----------
    Total additions                                            815,655                1,968,434

Deductions from net assets attributed to:

  Benefits paid to participants                              2,636,718                  114,141
  Administrative expenses                                       33,230                        -
                                                            ----------               ----------
  Net (decrease) increase                                   (1,854,293)               1,854,293

Net assets available for plan benefits:

  Beginning of year                                          1,854,293                        -
                                                            ----------               ----------
  End of year                                               $        -               $1,854,293
                                                            ----------               ----------
                                                            ----------               ----------


The accompanying notes to financial statements are an integral part of these statements.

                    THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
                                   NOTES TO FINANCIAL STATEMENTS
                                         DECEMBER 31, 1997

NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of The Promus Hotel Corporation Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

Plan Inception

Prior to January 1, 1996, Promus Hotel Corporation (Promus or the Company) was the plan sponsor of The Promus Hotel Corporation Savings and Retirement Plan (the Predecessor Plan). Effective December 31, 1995, the Plan was created by splitting the Predecessor Plan into three plans: The Promus Hotel Corporation Savings and Retirement Plan A, The Promus Hotel Corporation Savings and Retirement Plan B (collectively referred to as the Savings Plans), and the Plan. The participant accounts of the Predecessor Plan were transferred in early 1996 at fair value to these new plans.

The Plan

The Plan was intended to be an "employee stock ownership plan" and was designed to comply with Section 4975 (e)(7) and the regulations thereunder of the Internal Revenue Code (IRC), and was subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan was designed to invest in the qualifying common stock securities of the Company.

Payment of Benefits

No distributions were to have been made from the Plan to participants until retirement, death (in which case, payment would have been made to beneficiaries or legal representatives), or otherwise termination of employment with the Company, or termination of the Plan. As discussed more fully in Note 4, the plan was terminated on February 21, 1996, and its assets were distributed to qualified participants in the fourth quarter of 1997.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses charged by American Express in 1997 for the distribution of assets were paid by the Plan. All other administrative expenses were paid by the Company.

NOTE 3 - INVESTMENT

The assets of the Plan represented an investment in the Promus Hotel Corporation Pooled Stock Fund (the Pooled Stock Fund). The Pooled Stock Fund invests in units of a pooled fund shared between the Plan and the Savings Plans, which in turn owns the Company's common stock securities and certain money market instruments. As of December 31, 1996, the Plan owned 140,679.245 units out of the total 1,943,809.923 units of the Pooled Stock Fund.

As of December 31, 1996, the investments in the Pooled Stock Fund were stated at fair value based on the quoted market price of the underlying common stock securities as of the last business day of the Plan year.

The fair value of individual investments that represented 5% or more of the Plan's net assets available for plan benefits as of December 31, 1996 is as follows:

Promus Hotel Corporation Pooled
     Stock Fund                                  $1,854,293
                                                 ----------
                                                 ----------

Due to the termination of the Plan, as discussed in Note 4, all assets were distributed in 1997, thus no investments were held as of December 31, 1997.

NOTE 4 - PLAN TERMINATION

On February 21, 1996, the Board of Directors of the Company elected to terminate the Plan upon receipt of a favorable tax-exempt determination from the Internal Revenue Service (IRS). The IRS issued a determination letter dated April 17, 1997, stating that the Plan was designed in accordance with the applicable requirements of the IRC. Based on the favorable letter received, management terminated the Plan and participant balances were distributed in the fourth quarter of 1997. Participants were given the following options for the distribution of their plan assets: (1) balances could be rolled into an IRA, (2) balances could be distributed in cash or (3) balances could be distributed in stock. Active participants could also roll-over their balances to the Savings Plans of the Company.

                                                                     EXHIBIT I





          THE PROMUS HOTEL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
                 LINE 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                             Purchase       Selling         Cost of         Net
Identity of Issuer                            Description of Assets          Price          Price           Assets          Gain
------------------                            ---------------------          --------       -------         -------         ----

Single Transactions:
  *Promus Hotel Corporation                   Pooled Stock Fund             $    -         $647,212        $393,747        $253,465
  *Promus Hotel Corporation                   Pooled Stock Fund                  -          867,008         540,477         326,531
Series of Transactions:
  *Promus Hotel Corporation                   Pooled Stock Fund             52,899        1,754,840       1,099,294         655,546



*Represents a Party-In-Interest.

                                   Signature
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 THE PROMUS HOTEL CORPORATION
                                 EMPLOYEE STOCK OWNERSHIP PLAN


DATED: JUNE 29, 1998             By    /s/ WILLIAM L. PEROCCHI
                                 ----------------------------------
                                    (William L. Perocchi, Authorized
                                     Trustee of the Plan, Executive Vice
                                     President and Chief Financial Officer of
                                     Promus Hotel Corporation)

                                 EXHIBIT INDEX

Exhibit No.           Description                            Submission Media
----------            -------------------------------        ----------------
Ex 23                 Consent of Arthur Andersen LLP,           Electronic
                      Independent Public Accountants,
                      dated June 29, 1998